Exhibit 99.1

CALEDONIA MINING CORPORATION
(the “Company”)

Special Meeting of Shareholders
held on January 24, 2013

REPORT OF VOTING RESULTS
(pursuant to section 11.3 of National Instrument 51-102)

	Item Voted Upon	Voting Result

1.
As a Special Resolution THAT:

1. the stated capital account maintained in respect of the Common Shares is hereby reduced by $140,000,000 Cdn. and to the extent permitted by the Company’s accounting standards an offsetting increase shall be made to the contributed surplus account to be recorded on the  Company’s financial statements;

2. notwithstanding the approval by the holders of the Common Shares of this resolution, the directors of the Company may revoke this resolution before it is acted upon without any further approval of the shareholders;

3. any officer or director of the Company be and is hereby authorized for and on behalf of the Company (whether under its corporate seal or otherwise) to execute and deliver Articles of Amendment to give effect to this resolution and all other documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement this resolution and the matters authorized hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action.
Passed by 94% majority of votes cast by proxy and in person. 297,541,202 FOR and 18,689,030 AGAINST

2.
As a Special Resolution THAT:

1. the issued and outstanding common shares in the capital of the Company be consolidated on the basis of one (1) post-consolidation common share for every ten (10) common shares currently issued and outstanding;

2. no fractional share will be issued as a result of the consolidation and consequently, any fraction resulting from the consolidation of any shareholder’s Common Shares will be rounded up to the nearest whole number if 0.5 or greater and down to the nearest whole number if less than 0.5;

3.  notwithstanding the approval by the holders of the Common Shares of the Company of this resolution, the directors of the Company may revoke this resolution before it is acted upon without any further approval of the shareholders;

4. any officer or director of the Company be and is hereby authorized for an on behalf of the Company (whether under its corporate seal of otherwise) to execute and deliver Articles of Amendment to give effect to this resolution and all other documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement this resolution and the matters authorized hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action.
Passed by 89.52% majority of votes cast by proxy and in person. 280,908,942 FOR and 32,895,935 AGAINST